

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2006

Mr. Christopher G. Webster
Chief Financial Officer
Pengrowth Energy Trust
Suite 2900
240 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 4H4

> **Re: Pengrowth Energy Trust**
> **Form 40-F for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-13253**

Dear Mr. Webster:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2005

General

1.   Please upload your letter dated May 25, 2006, along with any future letters, as "Correspondence" in the Edgar filing system.

2.   Our letter dated March 30, 2006, included the following language.

"In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

You did not include the requested statement in your response to our comments. Please include this statement in your next response.

Financial Statements

Note 2 – Significant Accounting Policies

Injectant Costs, page 88

3.   We note your response to previous comment 3 in our letter dated May 8, 2006, and disagree that it is appropriate to include the recoverable portion of purchased injectants in proved reserves. Minerals already extracted from their original location may not be recounted as reserves by a subsequent purchaser. Please revise your disclosures accordingly.

Asset Retirement Obligations, 2005 Annual Report page 88

4.   We note your response to previous comment 4 in our letter dated May 8, 2006. For U.S. GAAP purposes, asset retirement obligations should be analyzed in accordance with SFAS 143 and FIN 47 except in the instance of certain lessee obligations (see paragraph 17 of SFAS 143). It appears to us that the obligations you are excluding may be includable under the provisions of SFAS 143 if a reasonable estimate of their fair value can be made. It also appears that these costs may constitute the "estimated dismantlement and abandonment costs, net of

estimated salvage values" described in Regulation S-X, Rule 4-10(c)(3)(i). Sums recognized for SFAS 143 should be included in the SFAS 69 disclosures and calculations. Explain to us whether you are recognizing these obligations under SFAS 143 and CICA 3110, and if not, why not. Please also provide us with the relevant portions of NI 51-101 that support your position, and please quantify the excluded amounts and describe them to us more thoroughly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen